Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:
Gary G. Gemignani
Chief Financial Officer
212-332-1666
ggemignani@gentium.com

Investor Relations Contacts:
U.S.
Tara Spiess
TS Communications Group, LLC
(914) 921-5900
Italy:
Burson-Marsteller
Luca Ricci Maccarini
luca_maccarini@it.bm.com
+39 02.721431

Gentium Reports Second Quarter Financial Results; Provides Financial and Corporate Highlights

Villa Guardia (Como), Italy (August 22, 2007) - Gentium S.p.A. (NASDAQ: GENT) (the “Company”) today reported financial results for the three and six months ended June 30, 2007. The Company ended the quarter with €37.43 million ($50.54 million) in cash and cash equivalents. Highlights of the second quarter of 2007 and recent weeks as of August 21, 2007, include:

•
Continued progress of the ongoing Phase III clinical trial in the U.S. which is evaluating the Company’s lead product, Defibrotide, as a potential treatment for patients with Veno-Occlusive Disease (VOD) with multiple organ failure (“Severe VOD”). This trial has enrolled 52 of an expected 80 patients to date in its prospective arm.

•
Progress has also been made with the Company’s Phase II/III clinical trial in Europe which is evaluating Defibrotide for the prevention of VOD in children. The Company expects to enroll patients in up to 35 centers. This trial has enrolled 172 of an expected 270 patients to date.

•
In June 2007, investigators presented interim Phase I results from an ongoing independent Phase I/II clinical trial in Europe of Defibrotide to treat advanced and refractory multiple myeloma patients. The Company expects that the investigators will present final Phase I results from the trial in the second half of 2007.

Additional Clinical and Corporate Highlights

•
In July 2007, the Company announced the presentation by investigators of six preclinical abstracts and posters supporting key mechanisms of Defibrotide in the regulation, inhibition and protection of key regulatory proteins effecting human cancers, diabetic nephropathy and endothelial damage. The data was presented at the International Society on Thrombosis and Haemostasis in Geneva, Switzerland.

•
In June 2007, the Company announced the presentation by investigators of interim Phase I results from the ongoing independent Phase I/II clinical trial in Europe of Defibrotide to treat advanced and refractory multiple myeloma patients, as referenced above. Data from 19 evaluable patients (of the total 24 in the Phase I arm), who received at least three cycles of melphalan, prednisone and thalidomide (MPT) together with Defibrotide, were evaluated for toxicity and response. Three escalating dose levels of Defibrotide were evaluated in combination with standard doses of MPT. After a median of 3 cycles, the major response rate, including complete and partial remission, was 53% (1CR, 1nCR and 7PR). Responses were seen in all three Defibrotide dose levels. Maximum tolerable dosage was not reached in any cohort. Importantly, given that deep vein thrombosis is a common side effect of MPT when MPT is administered alone, only one case of deep vein thrombosis was reported in the interim results and no significant peripheral neuropathy was reported.

•
In May 2007, results from an independent clinical trial of Defibrotide for the prevention of VOD in patients who have received post allogeneic stem cell transplants in the United Kingdom were published in the journal Bone Marrow Transplantation. The results indicated that Defibrotide may reduce both the incidence of VOD and potentially severe hemorrhagic complications.

•
In April 2007, the Company strengthened its Board with the election of Mr. Malcolm Sweeney to its Board of Directors. Mr. Sweeney was formerly the Head of Financial Reporting and Accounting for the Pharma Division of Novartis, AG.

Commenting on Gentium’s clinical and operational progress during the quarter, Laura Ferro, M.D., Chairman and Chief Executive Officer, said, “We continue to make progress across disciplines. We believe that the clinical potential for Defibrotide continues to expand with the elucidation of additional preclinical and clinical data and we continue to exploit these opportunities.”

Dr. Ferro continued, “We continue to believe that the next year will be pivotal for the Company as we expect to complete accrual and report results in both the Company’s VOD pediatric prevention and treatment trials with Defibrotide.

Financial Highlights

The Company reports its financial condition and operating results using U.S. Generally Accepted Accounting Principles (GAAP). The Company’s financial statements are prepared using the Euro as its functional currency. On June 30, 2007, €1.00 = $ 1.3505.

In April 2007, the Company consummated an acquisition of the Italian marketing authorizations and related trademarks regarding defibrotide for €16,000 from Crinos S.p.A. The Company entered into this transaction to allow it to better manage defibrotide globally. The transaction also gives the Company control over the distribution of defibrotide and the flexibility to market defibrotide itself or alternatively seek marketing partners in the European market, both of which have long been strategic objectives.

Although the Company entered into this transaction for strategic purposes as discussed above, the Company wrote down €13,740 of the total €16,000 purchase price based on an analysis of the net present value of estimated future cash flows from these assets over the next five years, which will primarily be comprised of cash flows from the oral formulation through December 31, 2008. The Company allocated the remaining €2,260 to the marketing authorizations and trademarks as a component of other intangible assets.

For the second quarter ended June 30, 2007 compared with the prior-year’s second quarter:

•	Total revenues were €1.14 million, compared with €1.15 million
•
Operating costs and expenses were €20.11 million, compared with €4.41 million. Operating costs and expenses include a €13.74 million write-down of the assets acquired from Crinos. Excluding such write-down, operating costs and expenses would have been €6.30.

•	Research and development expenses, which are included in operating costs and expenses, were €3.49 million, compared with €1.98 million
•	Operating loss was €18.97 million, compared with €3.26 million. Excluding the write-down of the assets acquired from Crinos, operating loss would have been €5.23 million.
•
Foreign currency exchange loss, net was €543 thousand, compared with €62 thousand. The 2007 foreign currency exchange loss, net included unrealized foreign exchange loss of €564 thousand, resulting from remeasurement at June 30, 2007 of the exchange rate of the balance of the Company’s cash held in a currency other than the Euro. For the corresponding prior year period, unrealized foreign exchange loss amounted to €142.

•	Interest income (expense), net, was €0.39 million, compared with €0.09 million
•	Net loss was €19.12 million, compared with €3.23 million. Excluding the write-down of the assets acquired from Crinos, net loss would have been €5.38 million.
•
Basic and diluted net loss per share was €1.36 compared with €0.32 per share. Excluding the write-down of the assets acquired from Crinos, basic and diluted net loss per share would have been €0.40 per share, compared with €0.32 per share.

For the six months ended June 30, 2007 compared with the comparable prior-year period:

•	Total revenues were €2.40 million, compared with €2.10 million.
•
Operating costs and expenses were €25.53 million, compared with €8.35 million. Operating costs and expenses include a €13.74 million write-down of the assets the Company acquired from Crinos in 2007. Excluding such write-down, operating costs and expenses would have been €11.79.

•	Research and development expenses, which are included in operating costs and expenses, were €6.56 million, compared with €3.60 million.
•	Operating loss was €23.13 million, compared with €6.25 million. Excluding the write-down of the assets acquired from Crinos, operating loss would have been €9.39 million.
•
Foreign currency exchange loss, net was €1.411 million, compared with €230 thousand. The 2007 foreign currency exchange loss, net included unrealized foreign exchange loss of €1.279 million, resulting from remeasurement at June 30, 2007 of the exchange rate of the balance of the Company’s cash held in a currency other than the Euro. For the corresponding prior year period, unrealized foreign exchange loss amounted to €224 thousand.

•	Interest income (expense), net, was €0.65 million, compared with €0.14 million.
•	Net loss was €23.89 million, compared with €6.34 million. Excluding the write-down of the assets acquired from Crinos, net loss would have been €10.16 million.
•
Basic and diluted net loss per share was €1.75 compared with €0.64 per share. Excluding the write-down of the assets acquired from Crinos, basic and diluted net loss per share would have been €0.74 per share.

Operating Results and Trends

The fluctuation in product sales revenues for the three- and six-month periods compared with the prior-year periods is primarily due to varying demand for our products from our customers. Sales to affiliates represented 79% and 94% of the total product sales in the six months ended June 30, 2007 and 2006, respectively. Sales to third parties increased to €476 thousand mainly due to higher demand for our active pharmaceutical ingredient sulglicotide in the Korean market of €294 thousand and due to sales of finished products of €182 thousand directly to distributors instead of going though Sirton.

Cost of goods sold was €1.55 million for the six-month period ended June 30, 2007 compared to €1.62 million for the comparable period in 2006. Cost of goods sold as a percentage of product sales was 67% in the 2007 period compared to 82% in the 2006 period. The decrease was due to higher levels of semi-finished and finished inventory during 2007 than 2006 because of the timing of the Company’s manufacturing programs and purchase orders from its customers. In addition, the Company wrote off certain inventory in 2006.

Research and development spending increased during the three- and six-month periods in 2007 compared with 2006, primarily due to increased expenses associated with the ongoing U.S. Phase III trial for the treatment of Severe VOD. Those increased expenses included growth in headcount, outside services to support increased activity in our clinical trials, primarily contract research organization expenses, and stock-based compensation expense.

General and administrative expenses were €3.03 million and €2.65 million for the six-month period ended June 30, 2007 and 2006, respectively. The increase is primarily due to increased headcount and facilities related expenses, costs incurred on Sarbanes-Oxley implementation, general corporate expenses and stock based compensation expense.

Interest income (expense), net, increased to €649 thousand in the six-month period ending June 30, 2007 over comparable period in 2006. Interest income amounted to €827 and €211 thousand in the six months ended June 30, 2007 and 2006, respectively, an increase of €616. The increase is due to a higher amount of invested funds as a result of a private placement completed in February 2007. Interest expense totaled €178 and €71 thousand in the six months ended June 30, 2007 and 2006, respectively.

The Company ended the second quarter of 2007 with €37.43 million in cash and cash equivalents, compared with cash and cash equivalents of €10.21 million as of December 31, 2006.

About Gentium

Gentium, S.p.A., located in Como, Italy, is a biopharmaceutical company focused on the research, development and manufacture of drugs to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments. Defibrotide, the Company’s lead product candidate, is an investigational drug that has been granted Track Designation by the U.S. FDA for the treatment of Severe VOD, Orphan Drug status by the U.S. FDA for the treatment and prevention of VOD and Orphan Medicinal Product Designation by the European Commission for the treatment and prevention of VOD.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Form 20-F under the caption “Risk Factors.”

Source: Gentium

(Tables to follow)

GENTIUM S.p.A.
Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31, 2006	June 30, 2007 (unaudited)
ASSETS
Cash and cash equivalents	€10,205	€37,425
Restricted Cash	4,000	-
Accounts receivable	227	212
Accounts receivable from related parties	3,478	3,235
Inventories, net	1,499	2,009
Prepaid expenses and other current assets	1,427	3,764
Total Current Assets	20,836	46,645

Property, manufacturing facility and equipment, at cost	18,944	20,195
Less: Accumulated depreciation	9,550	10,036
Property, manufacturing facility and equipment, net	9,394	10,159

Intangible assets, net of amortization	586	2,885
Available for sale securities	560	529
Other non-current assets	4,017	17
Total Assets. .	€35,393	€60,235

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	€4,734	€10,397
Payables to related parties	454	1,091
Accrued expenses and other current liabilities.	1,198	1,114
Deferred income	140	70
Current portion of capital lease	43	103
Current maturities of long-term debt	724	1,152
Total Current Liabilities	7,293	13,927

Account payable, net of current maturities	0	6,100
Long-term debt, net of current maturities	5,683	5,047
Capital lease obligation	48	300
Termination indemnities	682	720
Total Liabilities	13,706	26,094

Share capital (par value: €1.00; 15,100,292 and 18,454,292 shares authorized; 11,773,613 and 14,277,147 shares issued at December 31, 2006 and June 30, 2007, respectively)	11,774	14,277
Additional paid in capital	49,476	83,355
Other comprehensive income	32	1
Accumulated deficit	(39,595)	(63,492)
Total Shareholders’ Equity	21,687	34,141
Total Liabilities and Shareholders’ Equity	€35,393	€60,235

GENTIUM S.p.A.
Statements of Operations
(Unaudited, amounts in thousands except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2007	2006	2007
Revenues:
Sales to affiliates	€941	€885	€1,853	€1,836
Third party product sales	107	209	110	476
Total product sales	1,048	1,094	1,963	2,312
Other income and revenues	104	50	139	85
Total Revenues	1,152	1,144	2,102	2,397

Operating costs and expenses:
Cost of goods sold	853	796	1,616	1,550
Charges from affiliates	166	176	381	402
Research and development	1,979	3,486	3,602	6,561
Write-down of assets acquired from Crinos	-	13,740	-	13,740
General and administrative	1,353	1,742	2,649	3,033
Depreciation and amortization	61	171	103	246
	4,412	20,111	8,351	25,532
Operating loss	(3,260)	(18,967)	(6,249)	(23,135)

Foreign currency exchange gain (loss), net	(62)	(543)	(230)	(1,411)
Interest income (expense), net	88	386	140	649
Net loss.	€(3,234)	€(19,124)	€(6,339)	€(23,897)

Net loss per share:
Basic and diluted net loss per share	€(0.32)	€(1.36)	€(0.64)	€(1.75)

Weighted average shares used to compute basic and diluted net loss per share	10,244,414	14,208,013	9,929,273	13,665,452

GENTIUM S.p.A.
Statements of Cash Flows
(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2006	2007
Cash Flows From Operating Activities:
Net loss	€(6,339)	€(23,897)

Adjustments to reconcile net loss to net cash used in operating activities:
Write-down of assets acquired from Crinos	-	13,740
Unrealized foreign exchange loss	224	1,379
Depreciation and amortization	458	651
Non cash share based compensation	423	717
Inventory write off	182	-
Gain on assets disposal	(23)	(14)
Deferred income	(70)	(70)
Changes in operating assets and liabilities:
Accounts receivable	(275)	258
Inventories	(421)	(510)
Prepaid expenses and other current and non current assets	(228)	(237)
Accounts payable, accrued expenses and other long term liabilities	1,180	2,219
Termination indemnities	17	38
Net cash used in operating activities	(4,872)	(5,726)

Cash Flows From Investing Activities
Capital expenditures	(922)	(922)
Proceeds from sale of equipment	11	14
Intangible expenditures	(352)	(205)
Investment in marketable securities	(530)	-
Net cash used in investing activities	(1,793)	(1,113)

Cash Flows From Financing Activities:
Proceeds from long term debt, net	4,563	-
Repayments of long-term debt	(551)	(208)
Repayments of capital lease obligation	-	(16)
Early extinguishment of long term debt	(1,868)	-
Proceeds from warrant and stock option exercise exercises	884	1,182
Proceeds from private placement, net	15,896	34,483
Net cash provided by financing activities	18,924	35,441

Increase in cash and cash equivalents	12,259	28,602
Effect of exchange rate on cash and cash equivalents	(225)	(1,382)
Cash and cash equivalents, beginning of period	12,785	10,205
Cash and cash equivalents, end of period	€24,819	€37,425